Legacy Ventures International Inc.

2602 Innisfil Road

Mississauga, Ontario, L5M 4H9, Canada

January 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Legacy Ventures International Inc. (the “Company)

Registration Statement on Form S-1

File No. 333-199040 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 pm on Monday, February 2, 2015, or as soon thereafter as is practicable. There have been no material adverse developments in the Company’s financial condition and/or results of operations since September 30, 2014.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legacy Ventures International Inc.

By:	/s/ Rehan Saeed
Name:	Rehan Saeed
Title:	President, Chief Executive Officer,
Chief Financial Officer and Director